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June 16, 2017

VIA EDGAR AND COURIER

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Ref:                        Altice USA, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 11, 2017

File No. 333-217240

Dear Mr. Spirgel:

On behalf of Altice USA, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on April 11, 2017.  Certain of the revisions in Amendment No. 4 have been made in response to the comment received from the Staff contained in your letter dated June 14, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comment, followed by the Company’s response.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s response are to those contained in Amendment No. 4.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Statement of Operations, Pages 69 and 72

1.                                      Revise your pro forma earnings per share data to give effect to the number of shares that will be issued in the Organizational Transactions but not in the Offering.  Disclose in a sufficiently detailed footnote your computation of pro forma shares outstanding.

Response:  The Company has modified the disclosure on pages 67, 69, 71, 72 and 74 of Amendment No. 4.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answer is responsive to your comment.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

Enclosure

cc:                                David Connolly — Executive Vice President and General Counsel, Altice USA, Inc.

Craig E. Marcus, Esq. — Ropes & Gray LLP

Patrick Edgar — KPMG LLP